Exhibit 99



For Immediate Release
Thursday, May 15, 2003

Contact information:
Roberto R. Thomae, CFO
(210) 496-5300/bthomae@txco.com

NEWS RELEASE

THE EXPLORATION COMPANY REPORTS STRONG FIRST-QUARTER RESULTS
NEW RECORDS SET FOR REVENUES AND CASH FLOW
PRODUCTION REMAINS STRONG

SAN ANTONIO - May 15, 2003 - The Exploration Company (Nasdaq Smallcap™: TXCO) today reported results for the three months ended March 31, 2003. Revenues for the quarter were $9.1 million, a change of 376% from the $1.9 million of revenue posted in 2002's first quarter. The first-quarter revenue was the highest recorded for any quarter in TXCO's 23-year history. First-quarter 2003 net income was $724,535, or $0.04 per diluted share, contrasted with a net loss of $716,226, or $0.04 per diluted share, for the prior-year period.

Net cash flow provided in operating activities was $6.3 million, an improvement of $7.9 million from the negative $1.6 million reported for the 2002 first quarter. TXCO spent $6.2 million for its drilling and completion work, and $4.2 million for leasehold acquisitions. TXCO ended the quarter with $8.5 million outstanding under its $25 million Revolving Credit Facility, and drew another $3.5 million subsequent to the end of the quarter. Interest of 4.25% is payable monthly.

Production during 2003's first quarter was 172,996 barrels of oil equivalent (BOE), up 37% compared to the corresponding 2002 period. Oil represented about 47% of TXCO's first-quarter 2003 output versus 14% in 2002. The Company exited the first quarter producing 2,157 BOE per day. At April 30, 2003, net daily production was 2,817 BOE, up 30% from the first-quarter 2003 exit rate. TXCO exited 2002 producing 2,300 BOE per day.

Production Rises with Drilling

The Company drilled 24 wells during the quarter. Eleven were brought on line, bringing TXCO's total producing well count to approximately 290 (240 net wells). Six wells were awaiting completion and four others were being evaluated. Those 10 wells should be connected to production facilities during the second quarter. Two wells were drilling and one well was temporarily abandoned pending sidetrack work at March 31. Currently, six rigs are drilling ahead on TXCO acreage. First-quarter drilling activities are summarized in TXCO's April 26, 2003, news release and March 31, 2003, Form 10-Q. TXCO and its partner, Blue Star Oil and Gas, Ltd., began drilling the Taylor 1-132 at the end of March, targeting the deep Jurassic interval. The well is drilling ahead at a depth of approximately 7,000 feet as of the date of this release. The well has a proposed 90- to 120-day drilling schedule and is permitted to a depth of 18,500 feet.

TXCO's board of directors approved a change in the Company's 2003 drilling program, increasing the annual budget to $33.1 million, a 21% increase.



Quarterly production equaled 172,996 BOE, or 1.038 billion cubic feet of natural gas equivalent, 37% higher than first-quarter 2002. Significant to TXCO's first-quarter results is the amount of oil it is producing. TXCO's quarterly oil output stood at 81,109 barrels, a 356% increase, due primarily to increased production from the Company's Comanche lease wells and the Pena Creek Field acquired in May 2002. Gas production declined as production from new wells did not completely offset existing wells' normal decreases. TXCO received an average of $31.45 per barrel of oil produced, and $6.04 per thousand cubic feet (Mcf), compared to $18.21 and $2.30, respectively, received in 2002. Commodity prices averaged $5.67 Mcf equivalent, 136% above the year-earlier average. Gross margin per BOE (oil and gas revenues, less lease operating costs, production taxes and G&A) was $21.18 or 338% higher than the $4.82 per BOE reported in 2002.

Other Financial News

TXCO adopted a new accounting standard related to future well abandonments, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which had no material impact on quarterly income. The Company does not believe SFAS 143 correctly reflects its long-term asset position, believing instead the use of depletion and depreciation as a preferred methodology for accounting for its long-lived assets.

Management's Comments

James E. Sigmon, TXCO president and CEO, said: "The success we had in the first quarter has placed TXCO on track for a promising year. There is no slowing us down as we diligently and methodically tap the huge potential of the Maverick Basin. Our multi-play, multi-pay strategy is working and our ambitious 2003 drilling program continues to show excellent results. We really benefited from not entering into any additional financial transactions with our production. Debt-to-assets ratio is a healthy 18%. Our cash provided from operations-to-interest coverage ratio is 57 to 1, one of the best in the industry for any company with debt. These excellent production numbers, coupled with commodity prices that we hope will remain strong as the economy improves, provide us with an excellent platform to meet our internal expectations."

About The Exploration Company

The Exploration Company is an independent oil and gas enterprise with interests primarily in the Maverick Basin in Southwest Texas. Its long-term business strategy is to acquire undeveloped mineral interests and internally develop a multi-year drilling inventory. The Company accounts for its oil and gas operations under the successful efforts method of accounting and trades its common stock on the Nasdaq Stock Market[sm] under the symbol "TXCO."

Statements in this press release which are not historical, including statements regarding TXCO's or management's intentions, hopes, beliefs, expectations, representations, projections, estimations, plans or predictions of the future, are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include those relating to future earnings, cash flow, oil and gas prices, capital expenditures, production, drilling plans, including the timing, number and cost of wells to be drilled, projects and expected response. It is important to note that actual results may differ materially from the results predicted in any such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the costs of exploring and developing new oil and natural



gas reserves, the price for which such reserves can be sold, environmental concerns affecting the drilling of oil and natural gas wells, as well as general market conditions, competition and pricing. More information about potential factors that could affect the Company's operating and financial results is included in TXCO's annual report on Form 10-K for the year ended December 31, 2002, and its Form 10-Q for the quarter ended March 31, 2003. These and all previously filed documents are on file at the Securities and Exchange Commission and can be viewed on TXCO's website at www.txco.com. Copies are available without charge upon request from the Company.

(Financial Information and Selected Operational Tables Follow)



THE EXPLORATION COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31, 2003	December 31, 2002
Assets		
Current Assets:		
Cash	**$ 2,693,560**	$ 2,333,688
Accounts receivable, net	**6,475,113**	5,118,270
Prepaid expenses	**804,375**	503,176
Total Current Assets	**9,973,048**	7,955,134
Property and Equipment, net - successful efforts method of accounting for oil and gas properties	**49,145,266**	39,327,867
Other Assets:		
Deferred tax asset	**5,232,718**	5,232,718
Other assets	**515,904**	520,600
Total Other Assets	**5,748,622**	5,753,318
	$64,866,936	$53,036,319



THE EXPLORATION COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31, 2003	December 31, 2002
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable, trade	$7,018,267	$ 3,684,550
Other payables and accrued liabilities	4,912,275	3,187,174
Undistributed revenue	2,038,953	1,894,144
Current portion of long-term debt	1,615,937	1,073,773
Total Current Liabilities	15,585,432	9,839,641
Long-term Liabilities:		
Long-term debt, net of current portion	10,133,020	6,143,458
Asset retirement obligation	1,369,400	-
Minority Interest in Consolidated Subsidiaries	84,175	82,846
Stockholders' Equity:		
Preferred stock, authorized 10,000,000 shares issued and outstanding -0- shares		
Common stock, par value $.01 per share; authorized 50,000,000 shares; issued 20,109,516 shares, outstanding 20,009,716 shares	201,095	201,095
Additional paid-in capital	58,216,504	58,216,504
Accumulated deficit	(20,476,683)	(21,201,218)
Less treasury stock, at cost, 99,800 shares	(246,007)	(246,007)
Total Stockholders' Equity	37,694,909	36,970,374
Total Liabilities and Stockholders' Equity	$64,866,936	$53,036,319



THE EXPLORATION COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Revenues		
Oil and gas sales	**$5,882,716**	$1,818,778
Gas gathering operations	**3,208,385**	-
Other operating income	**(3,228)**	90,583
	9,087,873	1,909,361
Costs and Expenses		
Lease operations	**1,074,349**	683,275
Production taxes	**368,404**	125,480
Exploration expenses	**375,031**	295,190
Impairment and abandonments	**339,075**	363,700
Gas gathering operations	**3,597,236**	-
Depreciation, depletion and amortization	**1,673,319**	782,202
General and administrative	**776,106**	402,019
Total costs and expenses	**8,203,520**	2,651,866
Income (Loss) from Operations	**884,353**	(742,505)
Other Income (Expense)		
Interest income	**4,605**	5,666
Interest expense	**(110,842)**	(34,851)
	(106,237)	(29,185)
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	**778,116**	(771,690)
Minority interest in income of subsidiaries	**20,419**	(19,536)
Income (loss) before income taxes and cumulative effect of change in accounting principle	**798,535**	(791,226)
Income tax benefit	**-**	75,000
Cumulative effect of change in accounting principle, net of tax	**(74,000)**	-
Net Income (Loss)	**$ 724,535**	$ (716,226)
Earnings (Loss) Per Share		
Basic:		
Earnings (loss) before cumulative effect of change in accounting principle	**$ 0.04**	$ (0.04)
Cumulative effect of change in accounting principle	**-**	-
Net Earnings (loss) per share	**$ 0.04**	$ (0.04)
Diluted:		
Earnings (loss) before cumulative effect of change in accounting principle	**$ 0.04**	$ (0.04)
Cumulative effect of change in accounting principle	**-**	-
Net Earnings (loss) per share	**$ 0.04**	$ (0.04)



THE EXPLORATION COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Operating Activities		
Net income (loss)	**$ 724,535**	$ (716,226)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation, depletion and amortization	**1,673,319**	782,202
Impairment and abandonments	**339,075**	363,700
Minority interest in income of subsidiaries	**(20,419)**	19,536
Cumulative effect of change in accounting principle	**74,000**	-
Changes in operating assets and liabilities:		
Receivables	**(1,356,843)**	574,706
Prepaid expenses and other	**(296,797)**	(79,321)
Accounts payable and accrued expenses	**5,203,627**	(2,511,764)
Net cash provided (used) in operating activities	**6,340,497**	(1,567,167)
Investing Activities		
Development and purchases of oil and gas properties	**(10,405,829)**	(2,243,350)
Purchase of other equipment	**(128,271)**	(2,500)
Distributions to minority interests	**21,748**	(22,779)
Net cash (used) in investing activities	**(10,512,352)**	(2,268,629)
Financing Activities		
Proceeds from debt obligations	**2,700,000**	2,800,000
Proceeds from installment obligations	**2,644,671**	-
Deferred financing fees	**-**	(48,437)
Payments on debt obligations	**(812,944)**	(102,342)
Net cash provided in financing activities	**4,531,727**	2,649,221
Change in Cash and Equivalents	**359,872**	(1,186,575)
Cash and equivalents at beginning of period	**2,333,688**	2,019,164
Cash and Equivalents at End of Period	**$ 2,693,560**	$ 832,589



THE EXPLORATION COMPANY
SELECTED OPERATING DATA

	Quarter Ended	
	March 31, 2003	**March 31, 2002**
Net cash provided (used) in operating activities	**$6,340,497**	$(1,567,167)
Debt to asset ratio	**18.1%**	13.6%
Production		
Oil:		
Production, in barrels	**81,109**	17,773
Average sales price per barrel	**$ 31.45**	$ 18.21
Natural Gas:		
Production, in Mcf	**551,319**	650,868
Average sales price per Mcf	**$ 6.04**	$ 2.30
Equivalent Basis:		
Production in Boe	**172,996**	126,251
Average sales price per Boe	**$ 34.01**	$ 14.41
Production in Mcfe	**1,037,973**	757,506
Average sales price per Mcfe	**$ 5.67**	$ 2.40
Selected Operating Data		
Production volume - oil properties	**76,722**	11,751
Lifting costs-oil (Incl Prod & Sev Tax)	**$629,278**	$ 192,864
Lifting costs per Barrel	**$ 8.20**	$ 16.41
Production volume - gas properties	**549,231**	648,787
Lifting costs-gas (Incl Prod & Sev Tax)	**$839,009**	$570,954
Lifting costs per Mcf	**$ 1.53**	$ 1.14
Production volume excluding coalbed methane (CBM) properties	**540,542**	641,775
Lifting costs excluding CBM activities	**$738,689**	$429,963
Lifting costs per Mcf excluding CBM activities	**$ 1.37**	$ 0.67
Depletion cost per Boe	**$ 9.67**	$ 6.20
Depletion cost per Mcfe	**$ 1.57**	$ 0.98

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